Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of PS Business Parks, Inc. for the registration of common stock, preferred stock, equity stock, depositary shares, warrants, and debt securities and to the incorporation by reference therein of our reports dated February 23, 2007 with respect to the consolidated financial statements and schedule of PS Business Parks, Inc., PS Business Parks, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PS Business Parks, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
February 28, 2007
Los Angeles, CA